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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

August 19, 2014

Re:	Affimed Therapeutics B.V.

Amendment No. 1 to Registration Statement on Form F-1

Filed July 17, 2014

File No. 333-197097

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Riedler,

On behalf of our client, Affimed Therapeutics B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated August 1, 2014 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an amendment to the Registration Statement together with this response letter. The amended Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the amended Registration Statement (including exhibits) and three marked copies of the amended Registration Statement showing the changes to the Registration Statement filed on July 17, 2014.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	2	August 19, 2014

Summary Financial Data, page 8

1.	Please provide us your computation of pro forma loss per share when that disclosure has been completed on page 8.

Response:	The Company respectfully advises the Staff that it will provide the Staff with its computation of pro forma loss per share when that disclosure has been completed on page 8.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

2.	We noted your response in your letter dated July 14, 2014 to our prior comment 16 from our letter dated June 19, 2014. Since you have not yet provided a preliminary price range in the registration statement, please note the following once your IPO price has been determined:

•	Please provide to us supplementally quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of your latest equity issuance;

•	Please confirm that no additional equity issuances (e.g. options, preferred shares, etc.) were made subsequent to the latest balance sheet date or provide additional disclosure in that regard; and

•	We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the Staff with the requested information when the IPO price has been determined.

Index to Consolidated Financial Statements

3.	With regard to your response to comment 4 we continue to believe that the audited financial statements of the registrant, Affimed Therapeutics B.V. should be included in the registration statement as required by Rule 3-01(a) of Regulation S-X. Those financial statements should reflect the one common share issued as discussed on page 54 of the registration statement. If no payment has been received from the issuance of the one common share you should consider if the financial statements should reflect a note receivable within equity.

Response:	The Company has amended the Registration Statement to include the audited financial statements of Affimed Therapeutics B.V.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	3	August 19, 2014

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail

Dr. Adi Hoess, Chief Executive Officer

Dr. Florian Fischer, Chief Financial Officer

Affimed Therapeutics B.V.